

April 4, 2012

<u>Via E-mail</u>
Cora Lo, Esq.
SVP, Securities Counsel
American Healthcare Investors LLC
4000 MacArthur Blvd, West Tower, Suite 200
Newport Beach, CA 92660

> **Re:** **Griffin-American Healthcare REIT II, Inc.**
> **Post-Effective Amendment to Registration Statement on Form S-11**
> **Filed March 28, 2012**
> **File No. 333-158111**

Dear Ms. Lo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement or providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide us an analysis as to how the following communications comply with Section 5(b)(1) of the Securities Act:

    *   Messrs. Prosky's and Hanson's statements in the March 26, 2012 article on GlobeSt.com, and

    *   January 17, 2012 press release, in particular Mr. Prosky's statements.

    We note that both of these communications contain information about the registered offering and therefore are excluded from the safe harbors of Securities Act Rules 168 and 169.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact or me at (202) 551-3655 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Lauren Burnham Prevost (via email)
        Morris, Manning & Martin, LLP